SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 10-SB/A
                               Amendment No. 5 to
                                 Form 10-SB

        General Form for Registration of Securities of Small Business
                       Issuers under Section 12(b) or (g)
                      of the Securities Exchange Act of 1934

                       ADVANCED WIRELESS SYSTEMS, INC.
                (Name of Small Business Issuer in its charter)


Alabama                                             63-1205304
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)


                               927 Sunset Drive
                              Irving, Texas 75061
                   (Address of principal executive offices)
                   Issuer's telephone number:     972-254-7604

            Securities registered pursuant to Section 12(b) of the Act:
                                       None

         Securities to be registered pursuant to Section 12(g) of the Act:
                      Common Stock, par value $.01 per share
                                 (Title of Class)

This Amendment No. 5 amends Item 15, Financial Statements and Exhibits, by correcting the pro forma loss per share of the Company and its acquired business, on page P-3, and by revising the notes to the pro forma financial statements of the Company and its acquired business on page P-6.

Item 15      Financial Statements and Exhibits

Financial Statements

See, pages F-1, D-1, and P-1, et seq., included herein.

Exhibits   Description
---------  ------------

2.1 Plan of Reorganization and Disclosure Statement, In Re: Mobile Limited Liability Company d/b/a Mobile Wireless TV, Debtor, Case No. 397-37735-HCA-11, In Proceedings Under Chapter 11, U.S. Bankruptcy Court, Northern District of Texas, Dallas Division (November 6, 1997), incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

2.2 Agreement to Purchase Assets between Advanced Wireless Systems, Inc.,and Dibbs Internet Services, Inc., incorporated by reference to the Company's Form 8-K dated August 25, 1999.

2.3 Bill of Sale from Dibbs Internet Services, Inc., to Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 8-K dated August 25, 1999.

3.1 Articles of Incorporation of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

3.2 Bylaws of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

27.1       Financial Data Schedule

                                 Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Advanced Wireless Systems, Inc.

/s/ Monte Julius                                Date:   March 14, 2000
----------------------------------
Monte Julius, President

                        ADVANCED WIRELESS SYSTEMS, INC.

                             TABLE OF CONTENTS


                                                                      Page
ADVANCED WIRELESS SYSTEMS, INC.
Report of Independent Auditors                                         F-2

Financial Statements for the Nine Months Ended September 30, 1999,
------------------------------------------------------------------
and the Years Ended December 31, 1998 and 1997
----------------------------------------------

  Balance Sheets                                                       F-4

  Statements of Operations                                             F-6

  Statements of Capital                                                F-7

  Statements of Cash Flows                                             F-8

  Notes to Financial Statements                                       F-10

FINANCIAL STATEMENTS OF THE ACQUIRED BUSINESS: DIBBS
INTERNET SERVICES, INC.

Report of Independent Auditors                                         D-1

Financial Statements for the Six Months Ended June 30, 1999,
------------------------------------------------------------
and the Years Ended December 31, 1998 and 1997
----------------------------------------------

  Balance Sheets                                                       D-3

  Statements of Operations                                             D-4

  Statements of Stockholders' Equity                                   D-5

  Statements of Cash Flows                                             D-6

  Notes to Financial Statements                                        D-7

PRO FORMA FINANCIAL INFORMATION

  Pro Forma Consolidated Balance Sheet of Advanced
  Wireless Systems, Inc. as of June 30, 1999 - Unaudited               P-1

  Pro Forma Consolidated Statements of Operations of
  Advanced Wireless Systems, Inc. for the Year Ended
  December 31, 1998 and for the six months ended
  June 30, 1999 - Unaudited                                            P-3

  Notes to Consolidated Pro Forma Financial Statements                 P-4
                                  - F-1 -

                         REPORT OF INDEPENDENT AUDITOR'S


To the Board of Directors and Shareholders
Advanced Wireless Systems, Inc.


We have audited the accompanying balance sheets of Advanced Wireless Systems, Inc. as of December 31, 1998 and 1997, and the related statements of operations, capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Advanced Wireless Systems, Inc., as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.
                                  - F-2 -

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                    BROWN ARMSTRONG RANDALL
                                    REYES PAULDEN & McCOWN
                                    ACCOUNTANCY CORPORATION



Bakersfield, California
April 3, 1999, except for notes 1, 4
and 13, whose date is February 28, 2000
                                  - F-3 -

                    ADVANCED WIRELESS SYSTEMS, INC.
                           BALANCE SHEETS
                      SEPTEMBER, 1999 (UNAUDITED)
                  DECEMBER 31, 1998 AND 1997 (AUDITED)


                                       September 30,        December 31,
                                      ---------------    ------------------

                                           1999          1998         1997
                                        (Unaudited)    (Audited)   (Audited)
                                        -----------    ---------   ---------

ASSETS
Current Assets
  Cash                                  $  100,944    $  56,168   $  247,686
  Accounts receivable, net                   2,608        2,608        1,933
  Prepaid expenses                           9,000       18,000            -
  Employee Advances                             50            -            -
  Inventories                               44,763       44,949       58,307
                                          --------     --------    ---------

    Total Current Assets                   157,365      121,725      307,926
                                          --------     --------    ---------

Fixed Assets, net of depreciation          114,681      115,078      227,496
                                          --------     --------    ---------

Other Assets
   Deposits                                 11,400       15,900       34,850
   License acquisition costs, net          150,153      532,000      665,000
   Intangibles, net                        204,623       10,189       23,774
                                          --------     --------    ---------

    Total Other Assets                     366,176      558,089      723,624
                                          --------     --------    ---------

    Total Assets                          $638,222     $794,892   $1,259,046
                                          --------     --------    ---------
                                          --------     --------    ---------
                                                               (Continued)
   The accompanying notes are an integral part of these financial statements.
                                   - F-4 -

                    ADVANCED WIRELESS SYSTEMS, INC.
                           BALANCE SHEETS
                      SEPTEMBER 30, 1999 (UNAUDITED)
                  DECEMBER 31, 1998 AND 1997 (AUDITED)

                                       September 30,        December 31,
                                      ---------------    ------------------
                                           1999          1998         1997
                                        (Unaudited)    (Audited)   (Audited)
                                        -----------    ---------   ---------

LIABILITIES AND CAPITAL
Liabilities
   Current Liabilities
     Debtor certificates                $    6,000     $  6,000     $  53,150
     Notes payable, related parties        175,000      250,000       175,000
     Postpetition liabilities                    -            -        61,500
     Prepetition liabilities subject
        to compromise                            -            -       138,320
     Accrued payroll taxes                   4,924        5,231         4,518
     Accrued interest payable               54,034       38,847         9,200
                                         ---------      -------       -------
     Total Current Liabilities             239,958      300,078       441,688
                                         ---------      -------       -------
Commitments and Contingencies                   -             -             -

     Total Liabilites                      239,958      300,078       441,688
                                         ---------      -------       -------

Capital
   Partners' Capital                             -            -       817,358
   Common stock, $.01 par value,
     50,000,000 shares authorized,
     4,761,230 and 3,832,009 shares
     issued and outstanding at
     September 30, 1999 and December
     31,1998, respectively                  47,612        38,320            -
   Additional paid in capital            2,032,356     1,169,024            -
   Accumulated deficit                  (1,681,704)   (  712,531)           -
                                         ---------      --------      -------
   Total capital                           398,264       494,814      817,358
                                         ---------      --------      -------

   Total Liabilities and Capital        $  638,222     $ 794,892   $1,259,046
                                         ---------      --------    ---------
                                         ---------      --------    ---------

   The accompanying notes are an integral part of these financial statements.
                                   - F-5 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF OPERATIONS
          FOR NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------
REVENUES
  Service and other      $   90,689    $   76,150    $ 104,496     $ 135,379
  Installation                 -             -           2,106          -
                         -----------   -----------   ----------    ----------
Total Revenues               90,689        76,150      106,602       135,379
                         -----------   -----------   ----------    ----------
COSTS AND EXPENSES
  Operating                 123,548       142,112      159,840       136,073
  General and
   administrative           476,376       220,704      359,921       381,966
  Depreciation and
   amortization             140,953       210,867      281,155       215,066
  Provision for impairment
   of license acquisition
   costs                    303,797          -            -             -

Total Costs and Expenses  1,044,674       573,683      800,916      733,105
                         -----------   -----------   ----------    ----------
Net Loss from Operations    (953,985)    (497,533)    (694,314)    (597,726)
                         -----------   -----------   ----------    ----------
OTHER INCOME (EXPENSE)
  Interest income               -           2,230        2,230        2,800
  Interest expense           (15,188)     (15,335)     (20,447)     (10,649)
  Recovered funds,
   bankruptcy                   -            -            -         313,717
                         -----------   -----------   ----------    ----------
Total Other Income (Expense) (15,188)     (13,105)     (18,217)     305,868
                         -----------   -----------   ----------    ----------

Net Loss                 $  (969,173) $  (510,638) $  (712,531) $  (291,858)
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------

Basic Loss Per Share     $      (.23) $      (.15) $     (.21)  $      (.09)
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------

Weighted Average Number
    of Shares Outstanding 4,305,000     3,433,518     3,359,207    3,192,518
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------
  The accompanying notes are an integral part of these financial statements.
                                  - F-6 -

                       ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF CAPITAL
         FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                              Common         Additional   Accumu
                    Partners'  Stock    Par    Paid-In    lated
                    Capital    Shares   Value  Capital    Deficit    Total
                   ----------  -------  ------ ---------  ---------  ------

Balance,
 December 31, 1996 $1,109,216     -       -        -         -    $1,109,216
 Net Loss            (291,858)    -       -        -         -      (291,858)
                    ----------  ------- ------ ---------  ---------  -------
Balance,
 December 31, 1997    817,358     -       -        -         -       817,358

Recapitalization and
 conversion of Partnership
 Debtor Certificates to
 Common Stock        (817,350)3,192,518 31,925  785,433      -          -

Conversion of Debtor
 Certificates to Common
  Stock                  -      466,000  4,660  228,340      -       233,000
 Exercise of Class A
  Warrants for Common
  Stock                  -       66,020    660   48,855      -        49,515
 Exercise of Class B
  Warrants for Common
  Stock                  -      107,471  1,075  106,396      -       107,471

Net Loss                 -         -       -       -      (712,531) (712,531)
                    ----------  ------- ------ ---------  ---------  -------

Balance,
 December 31, 1998       -    3,832,009 38,320 1,169,024  (712,531)  494,814
                    --------  --------- ------ ---------   --------  -------
 Exercise of Class A
  Warrants for Common
  Stock                  -      226,379  2,264   167,520     -       169,784
 Exercise of Class B
  Warrants for Common
  Stock                  -      702,840 7,028   695,812     -        702,840

Net Loss                 -         -       -       -      (969,173) (969,173)
                    ----------  ------- ------ ---------  ---------  -------

Balance, September 30,
 1999 (unaudited) $     -    4,761,228$47,612 $2,032,356 $(1,681,704)$398,264
                  ========== ========= ====== ========== ============ =======

   The accompanying notes are an integral part of these financial statements.
                                    - F-7 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
          FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
          AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------

CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss                 $ (969,173)   $ (510,638)   $ (712,531)   $(291,858)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
 Depreciation and
  amortization              140,953       210,867       281,155      215,066
 Provision for impairment
  of license acquisition
  costs                     303,797         -              -            -
 Changes in operating
  assets and liabilities:
    Employee advances          (50)         -              -            -
    Trade accounts
     receivable                 -           -             (675)        (533)
    Prepaid expenses          9,000         -          (18,000)       2,363
    Inventory                   186         -           13,358      (24,197)
    Deposits                  4,500         -           18,950        3,750
    Postpetition liabilities    -       (61,500)       (61,500)      61,500
    Accrued interest         15,187      24,535         29,647        9,200
    Accrued payroll taxes      (307)        354            713        4,518
                             -------    ---------      ---------    ---------
Net Cash Used in
 Operating Activities      (495,907)   (336,382)      (448,883)     (20,191)
                             -------    ---------      ---------    ---------

CASH FLOWS FROM INVESTING
 ACTIVITIES

Purchase of Dibbs Internet
 Services, Inc.             (225,000)      -              -             -
Purchases of property and
 equipment                  (31,941)    (27,072)       (22,151)    (111,009)
                             -------    ---------      ---------   ---------

Net Cash Used in Investing
 Activities                (256,941)    (27,072)       (22,151)    (111,009)

  The accompanying notes are an integral part of these financial statements.
                                  - F-8 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
          FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
          AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------

CASH FLOWS FROM FINANCING
 ACTIVITIES
Proceeds from exercise of
 Common Stock Warrants      872,624       12,000      156,986        -
 Proceeds from sale of
   debtor certificates         -         185,850      185,850      53,150
Payments of Note Principal (75,000)         -            -            -
Proceeds from issuance of
 Notes                        -          75,000       75,000      175,000
Increase (decrease) in
 Prepetition Liabilities      -        (138,320)    (138,320)     126,889
                           ---------   ---------    ----------    ---------
Net Cash Provided by
 Financing Activities       797,624    (134,530)     279,516      355,039
                           ---------   ---------    ----------    ---------
Net Increase (Decrease) in
 Cash and Cash Equivalents   44,776    (228,924)    (191,518)     223,839

Cash and Cash Equivalents,
 beginning of period         56,168     247,686      247,686       23,847
                           ---------   ---------    ----------    ---------
Cash and Cash Equivalents,
 end of period            $ 100,944    $ 18,762     $ 56,168     $ 247,686
                           ---------   ---------    ----------    ---------
                           ---------   ---------    ----------    ---------

NONCASH TRANSACTIONS:

Conversion of Debtor
 Certificates to Common
 Stock                     $   -       $   -       $1,050,358     $    -
                           ---------   ---------    ----------    ---------
                           ---------   ---------    ----------    ---------
  The accompanying notes are an integral part of these financial statements.
                                    - F-9 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                       NOTES TO THE FINANCIAL STATEMENT
                          DECEMBER 31, 1998 (AUDITED)
                         SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mobile Limited Liability Company (the Debtor) was a Nevada limited liability company formed on April 25, 1994 for purposes of acquiring and operating certain FCC licenses in the Mobile, Alabama area. The majority interest member of the LLC was a similarly named general partnership, Mobile Wireless Partners (Partners) comprised of 1,094 partners, with a 94.5% interest in the Debtor. Pursuant to the Plan of Reorganization filed by Mobile Wireless, LLC, Advanced Wireless Systems, Inc. was created and emerged from Bankruptcy on January 8, 1998 as the Reorganized Debtor (collectively, called the Company). The Company succeeded to the LLC's assets, liabilities, and operations. Additionally, the Plan included the acquisition by the Company of the Partners' FCC License in exchange for 3,192,518 shares of the Company's common stock, 3,068,066 B Warrants exercisable on a 1 for 1 basis for the Company's common stock, and the extinguishment of an intercompany loan from partners totaling $100,000 was accounted for as a conversion to common stock. The License has been recorded by the Company at the Partners' historical cost basis which was $225,000. In substance, the reorganization and asset transfer and resulting combination between Partners and the Company is a change in legal organization, but not a change in entity. The transfer of the license and elimination of intercompany receivable, representing all assets of the Partners, in exchange for all outstanding shares in the newly formed corporation is deemed a transfer of net assets between entities under common control. Accordingly, the assets transferred have been accounted for at historical cost in a manner similar to that in a pooling of interest.
The Partnership had no prior results of operations. As such, results of operations on a combined basis represent the activities of Mobile LLC during those periods.

The Company is an established provider of wireless television service in the Mobile, Alabama market, primarily serving rural and outlying areas where the delivery of traditional land-based cable television service is impractical. The Company recently acquired the technology to provide high speed Internet access through its existing broadcast frequencies and is beginning to develop a base of service for these users, as well as continuing to provide wireless television service to the existing market.

Reorganization

On August 23, 1997, the Debtor filed a Petition with the United States Bankruptcy Court in the Northern District of Texas, for relief under Chapter 11 of the U.S. Bankruptcy Code, Case Number 397-37735-HCA-11. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief under the Federal bankruptcy laws were stayed while
                                   - F-10 -
the Company continued business operations as Debtor-in-Possession. On October 18, 1997, the Bankruptcy Court further authorized the issuance and sales of up to $1,000,000 in Certificates of Indebtedness to raise new capital for the Company pursuant to Section 364(c) of the Code. On November 6, 1997, the Company filed a proposed Plan of Reorganization (the Plan). Under the Plan, a new corporation would be formed such that, upon confirmation of the Plan, all assets and liabilities of the Debtor would be assumed by the corporation, and all equity interests in the Debtor would be extinguished. The resulting reorganized debtor, Advanced Wireless Systems, Inc., would carry on the business activities of the Debtor. On January 8, 1998, the Bankruptcy Court confirmed the Company's Plan, which provided for the following:

Prepetition liabilities subject to compromise - These unsecured claimants may have portions of their claims rejected. Pursuant to the Plan, creditors with claims less than $1,000 will be paid in full by the Company following confirmation. Creditors with claims in excess of $1,000 will either be paid an amount agreed to by the parties in interest, or may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31,1998.

Postpetition liabilities - These amounts include professional fees, costs of administration, wage and tax claims, and certificate of indebtedness note holders. Claimants for professional fees and certificate holders may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31, 1998.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from wireless subscription services are recognized monthly upon billing. Initial hookup revenue is recognized to the extent of direct selling costs incurred. To date, direct selling costs have exceeded installation revenues. Revenues from Internet services are recognized monthly upon billing.

Inventory

Inventories consist of high speed modems held for resale and installation materials, including antennas, cabling, and various other hardware and parts. Inventory is stated at the lower of cost(first in, first out) or market.
                                 - F-11 -

Provision has been made for overstocked, slow moving, and obsolete inventory.

Depreciation

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 2.5 to 15 years. Maintenance and repair costs are charged to expense as incurred; major renewals and betterments are capitalized. Subscriber installation costs are capitalized and amortized over a 2.5 year period, the approximate average subscription term of a subscriber. The costs of subsequently disconnecting and reconnecting are charged to expense in the period incurred.

Amortization of Intangibles

Amortization of intangibles is calculated using the straight-line method. Amortization lives are as follows:

Goodwill                                 3 years
Organization costs                       5 years
Non-compete agreement                    2 years

Amortization expense related to these assets totaled $16,071 and $7,642(unaudited), and $13,585 and $13,585 (audited) at September 30, 1999 and 1998, and December 31, 1998 and 1997, respectively.

License Acquisition Costs

License acquisition costs include costs incurred to lease wireless cable licenses issued by the Federal Communications Commission (FCC), including channel lease acquisition costs. In past years, these costs were deferred and amortized ratably over 15 years. In 1997, the Company revised the deferral period from 15 years to 5 years. The revision decreased net income and increased net loss per share for the year ended December 31, 1998 by approximately $78,000 and $.02 per share, respectively. In the second quarter of 1999, the Company determined that assets with a carrying value of $465,500 were impaired according to the provisions of SFAS No. 121, Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed of. Fair value was determined based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets as indicated by the decision to discontinue new installations for wireless cable television service in early 1999, as well as estimates made in the second quarter of the future earnings from alternative uses for these assets such as high-speed Internet access. Accumulated amortization related to these costs was $371,050 and $259,750 at September 30, 1999 and 1998 (unaudited) and $293,000 and $160,000 at December 31, 1998 and 1997, respectively (audited).
                                 - F-12 -
and 1998 (unaudited), and $293,000 and $160,000 at December 31, 1998 and
1997, respectively (audited).

Marketing and Direct Selling Costs

Marketing and direct selling costs are expensed as incurred. These costs totaled $23,279 and $7,035 at September 30, 1999 and 1998, respectively(unaudited) and $12,612 and $4,961 at December 31, 1998 and 1997, respectively (audited).

Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments. In management's opinion, the carrying value of notes payable and other short-term debt also approximates fair value.

The fair value of the Company's notes payable and other short-term debt is estimated based on the rate of return, adjusted for risk, received by purchasers of the Company's debtor certificates, as the certificates represented the best estimate of the Company's cost to borrow on an arms-length, unsecured basis. The adjustment to the rate of return for the secured, related party notes payable, as derived by comparing secured and unsecured US government obligations, was not material.

Impairment of Long-Lived Assets (SFAS 121)

In March 1995, the FASB issued SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The new standard is effective for fiscal years beginning after December 15, 1995.

As discussed in Note 12, the Company has recorded a prior period adjustment to reflect impairment of its license acquisition costs at December 31, 1997,which had not been properly reported in the Company's financial statements at that date. The Company has reviewed all long-term assets for impairment and the current carrying values of those assets properly reflect the impairment valuations, if any, as of September 30, 1999.

Common Stock

The Company has authorized 50,000,000 shares of $.01 par value common stock. Each share entitles the holder to one vote. There are no dividend or liquidation preferences, participation rights, call prices or dates, conversion prices or rates, sinking fund requirements, or unusual voting rights associated with these shares.
                                 - F-13 -

Warrants

Warrants to purchase up to 2,226,029 shares of Common Stock of the Company, issued pursuant to the Plan of Reorganization and in conjunction with the conversion of Debtor Certificates, were outstanding at November 30, 1999. The warrants issued by the Company include A and B warrants having an exercise price of $.75 and $1, respectively. All outstanding warrants had original expirations of May 31, 1999, but were subsequently extended until January 14, 2000.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. There are no provisions for income taxes for the years ended December 31, 1998 and 1997, as the Company experienced losses. Management has established a complete allowance for the deferred tax asset arising from possible future utilization of operating losses. 1998 was the first year in which the Company would report taxes as a corporation.

Earnings Per Share (SFAS 128)

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, which was adopted by the Company for the year ended December 31, 1997. SFAS 128 replaces the presentation of primary earnings per share with presentation of basic earnings per share based upon the weighted average number of common shares for the period. It also requires dual presentation of basic and diluted earnings per share for companies with complex capital structures. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive. As a result, the basic and diluted earnings per share amounts are identical.

Stock-based Compensation (SFAS 123)

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement applies to the financial statements for fiscal years beginning after December 15, 1995. It defines a fair value based method of accounting for an employee stock option or similar equity instrument.

However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the fair value based method, compensation costs is measured at the
                                  - F-14 -
grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs are the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.
The Company has elected to account for stock-based compensation under APB Opinion No. 25. The provisions of this statement have been implemented for the year ended December 31, 1998.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No.130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements.

In June 1997, the FASB issued Statements of Financial Accounting Standards No.131 (SFAS 131), Disclosures about Segments of an Enterprise and Related information. The statement requires the Company to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries in which the Company is operating. The Statement also requires that the Company report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. SFAS 131 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements or required disclosures.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999. The Company believes that the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Unaudited Interim Periods Ended September 30, 1999 and 1998

The accompanying financial statements include unaudited financial information for the nine month periods ended September 30, 1999 and 1998. In the opinion of management, the accompanying unaudited financial statements include all
                          - F-15 -
adjustments, consisting only of normally recurring adjustments, necessary to present fairly the Company's financial position and the results of its operations and cash flows for the periods presented. The results of operations for the three month period is not, in management's opinion, indicative of the results to be expected for a full year of operations.

Reclassifications

Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

NOTE 2 - INVENTORIES

Inventories consist of the following:

                              September 30,            December 31,
                              ------------             ------------
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

Inventory held for resale       $ 24,195            $ 24,195       $ 30,875
Installation materials            20,568              20,754         27,432
                            -----------------      ----------     ---------
                                $ 44,763            $ 44,949       $ 58,307
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------

NOTE 3 - FIXED ASSETS

Furniture and equipment are summarized as follows:

                              September 30,            December 31,
                              ------------             -----------
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

  Cost:
    Machinery and equipment   $ 612,622            $ 566,486      $ 561,210
    Furniture and fixtures       21,801               21,801         21,301
    Auto and trucks               5,325                5,325          5,325
    Subscriber installation
     costs                       38,160               47,700         72,504
    Accumulated depreciation   (563,227)            (526,234)      (432,844)
                            -----------------      ----------     ---------
                            $   114,681            $ 115,078      $ 227,496
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------
                                   - F-16 -

NOTE 4 - INTANGIBLES

Intangibles consist of the following:

                              September 30,            December 31,
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

Purchased goodwill          $   208,005           $    -          $   -
Organization costs               67,926              67,926         67,926
Non-compete agreement             2,500                -              -
Accumulated amortization        (73,808)            (57,737)       (44,152)
                            -----------------      ----------     ---------
                            $   204,623           $  10,189       $ 23,774
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------
 NOTE 5 - OPERATING LEASES

The Company leases office and warehouse space subject to a six year lease, expiring March 29, 2000. The lease provides for monthly lease payments of $2,800, and extends the option to renew the lease for three successive three-year terms. Upon execution of the lease, the Company delivered $33,600 to the Lessor as deposit for the sixth year's base payments, or as security in the event of default. In late 1998, the Company negotiated with the Lessor to allow the Company to apply its security deposit toward the monthly rent at the rate of $1,500 per month, while only requiring the Company to make monthly cash payments of the remaining $1,300. Accordingly, the prepaid portion of the deposit has been reclassified to a prepaid asset at the balance sheet date, and will be amortized to expense over the next 12 months.

The Company leases the site for its transmitter subject to a five-year lease expiring March 13, 2000. The lease provides for monthly payments of $1,000.

The Company leases four Instructional Television Fixed Service (ITFS) programming channels, referred to as the E Block, subject to a five-year lease term expiring May 9, 1999. The base provides for monthly base payments of $2,000, and extends the option to renew the lease for successive five-year terms. In May 1999, the Company renewed the lease at a reduced lease rate of $1,200 per month for an additional five years.

The Company leases four Multipoint Distribution Service (MDS) programming channels, referred to as the G Block subject to an initial five-year term, with an automatic five year renewal term, having been renewed on March 22, 1996, and expiring on March 22, 2001. The base provides for monthly lease payments of $1,000. At lease expiration, the Company has the first right of refusal to negotiate a new lease agreement for the channels.
                                 - F-17 -

As discussed in Note 1, amounts paid by the Company to acquire the channel leases have been capitalized as license acquisition costs and are being amortized over 5 years. Amortization expense related to these assets totaled $78,181 and $41,250 for the nine months ended September 30, 1999 and 1998, and $68,585 and $104,241 for the years ended December 31, 1997 and 1998,respectively. The monthly lease payments are expensed, and totaled $26,000 and $30,000 at September 30, 1999 and 1998, respectively (unaudited) and $33,000 and $36,000 at December 31, 1998 and 1997, respectively (audited).Other rents totaled $25,225 and $26,815 at September 30, 1999 and 1998, respectively (unaudited), and $44,498 and $45,600 at December 31, 1998 and 1997, respectively (audited).

Future minimum lease payments under the Company's operating leases are as follows:

1999                                 $   74,400
2000                                     37,800
2001                                     17,400
2002                                     14,400
2003                                     14,400
Thereafter                                3,600
                                       ---------
                                       $162,000
                                       ---------
                                       ---------

NOTE 6 - NOTES PAYABLE, RELATED PARTIES

Notes payable consist of two notes from two individuals who are officers and directors of the Company. The notes are secured by liens on all license agreements, channel leases, contracts, accounts receivable, equipment leases, and all additions replacements, machinery, parts and goods used by the Company in the operations of its business. The original notes bore interest at 12%, however, the Plan of Reorganization subsequently amended the terms of repayment providing for interest to accrue at 9%. The balance sheets at September 30, 1999, and December 31, 1998 and 1997, reflect accrued interest payable on these notes of $54,034, $38,847 and $9,200, respectively.

NOTE 7 - DEBTOR CERTIFICATES

As discussed in Note 1, on October 18, 1997, the Bankruptcy Court authorized the issuance and sales of up to $1 million in Certificates of Indebtedness to raise new capital for the reorganized debtor pursuant to Section 364 of the Code. The Certificates were due two years from the Effective Date of the Plan, and bore interest at 10% annually. On May 27, 1998, the Bankruptcy Court Clerk disbursed $242,043, representing proceeds from sales of the Certificates of $239,000, and interest income of $3,043 to Sid Diamond, Esq. (The disbursing agent) who in turn wired the funds to the Company. A total of 120 individuals participated in the program. The Plan of Reorganization provided that the Debtor Certificate holders could, at their exclusive
                                  - F-18 -
option, convert their debt at a conversion rate of one unit of equity for each $1 lent. A unit of equity consists of two shares of Common Stock and two Class A Warrants allowing the holder to purchase additional shares at $0.75 each. 118 holders opted to convert their certificates and two opted not to convert. On July 31, 1998, 466,000 shares of Common Stock and 466,000 "A" Warrants were issued to the 118 Certificate holders. Stock and Warrants issued to this group have no restrictions.

As discussed in Note 1, The Plan of Reorganization also provided that the debtor would purchase from Mobile Wireless Partners certain MDS licenses issued by the FCC and owned by the Partnership. The Company agreed to purchase these licenses, referred to as the H Block for $225,000. This transaction was effective the date of confirmation. The Plan of Reorganization also provided that the Company would issue a Debtor Certificate to Mobile Partners in a like amount of the purchase price pursuant to Section 364 of the Bankruptcy Code. The plan further provided that the Debtor Certificate could be converted into 3,192,518 shares of Common shares at a stated value of $1 each, and 3,068,066 Class B Warrants allowing the holder to purchase additional shares at $1.00 each for a period of 1 year. In the event of conversion of the Debtor Certificate into the stock and warrants, the Partnership agreed by contract not to assign, pledge, transfer or otherwise dispose of the 3,192,518 shares of Common Stock and 3,068,066 warrants for one year from the date of conversion. 126,000 shares of Common Stock held no such restriction. Further the shares and warrants to be issued could only be issued to the partners upon dissolution of the Partnership. The Partnership was dissolved on July 15, 1998 and pursuant to the winding up of the partnership, the shares and warrants were issued and distributed to the Partners.

NOTE 8 - STOCK OPTION PLANS

On December 11, 1997, the Company's Board of Directors approved an Incentive Stock Option Plan for employees, officers, and directors. The plan provides for the issuance of a maximum of 1,000,000 shares of the Company's common stock, issuable at the discretion of the Board of Directors, as indicated in the Plan. As of December 31, 1998, no common stock had been issued under the Company's stock option plan.

Also on December 11, 1997, the Board of Directors authorized the issuance of 365,600 options to officers and directors of the Company, exercisable at $.25 per share for an option term of two years. At December 31, 1998, none of these options had been issued or exercised.

The Plan further reserved 350,000 shares of common stock to be granted in the future at an exercise price of $.25 per share.
                                    - F-19 -

NOTE 9 - SUBSEQUENT EVENTS

As of November 30, 1999, shareholders had exercised a total of 1,308,036 Warrants issued pursuant to the Plan of Reorganization. The exercised warrants included 409,955 A Warrants, and 898,082 B Warrants for a total of $1,205,548.

In the first quarter of 1999, management made the decision to suspend new installations of wireless cable television service based on the current costs of these installations, which management believes exceed the anticipated subscriber revenues. This suspension will remain in effect until management can evaluate alternatives for performing the installations in a more cost-effective manner.

NOTE 10 - GOING CONCERN

As discussed in Note 1, the Company has emerged from Chapter 11 Bankruptcy. The Company's ability to continue as a going concern depends, in part, on its ability to develop new markets for its MDS frequencies including, but not limited to, high speed Internet access, and to raise new capital through public offerings of the Company's stock. There can be no assurance that the Company will successfully develop new markets for its services, or that sales of the Company's stock will generate sufficient working capital to offset operating losses.

NOTE 11 - INCOME TAXES

Under SFAS 109, deferred tax assets or liabilities are computed based on the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. At December 31, 1998, the Company had federal and state net operating loss carryforwards available of approximately $683,771 which will expire in year 2013.

The approximate tax effect of temporary differences which gave rise to significant deferred tax assets at December 31, 1998, are as follows:

Net operating losses                        $ 266,670

Deferred tax assets
valuation allowances                         (266,670)
                                             ---------
Net deferred tax assets                      $   -
                                             ---------
                                             ---------

A deferred asset of $266,670 has been provided for the $683,771 loss carryforward that expires primarily in 2013. A valuation allowance of $266,670 has been provided to reduce the asset to the amount of tax benefit management believes it will more likely than not realize. As time passes,
                              - F-20 -
management will be able to better assess the amount of tax benefit it will realize from using the carryforward.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit for the year ended December 31, 1998, is as follows:

Tax at U.S. statutory rates                          (34%)
State income taxes, net of federal tax benefits       (5%)
                                                     -----
                                                       39%
                                                     -----
                                                     -----
Income tax benefit not recognized                      39%
                                                     -----
                                                       -
                                                     -----
                                                     -----
NOTE 12 - PURCHASE COMMITMENTS

The Company has entered into a series of noncancellable agreements to purchase entertainment programming for rebroadcast which expire through 2000. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums. Such expenses totaled $39,130 and $48,862 for the nine months ended September 30, 1999 and 1998, respectively (unaudited), and $65,149 and $85,737 for the years ended December 31, 1998 and 1997, respectively (audited).

The Company does not expect future costs of entertainment programming to be consistent with prior costs as these costs are based on the number of monthly subscribers, which has been declining. The Company expects its future entertainment programming costs to decrease, consistent with the decline in its cable subscriptions.

NOTE 13 - BUSINESS ACQUISITIONS

On August 25 ,1999, Advanced Wireless Systems, Inc. (the Company) purchased all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provided Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. The Company will continue offering Dibbs customers the telephonic Internet service that they have now, and will also offer them the opportunity to convert to use of high speed wireless Internet service. The statement of operations at September 30, 1999, includes the results of operations of Dibbs after August 25, 1999.

The Company acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs and
                                 - F-21 -
its sole shareholder and president, Diane Summers. The Company did not assume any liabilities of Dibbs in the transaction. The purchase price has been allocated as follows:

Property and Equipment                          $    14,495
Non-compete agreement                                 2,500
Goodwill                                            208,005
                                                 ----------
Total                                           $   225,000
                                                 ----------
                                                 ----------

Purchased Goodwill will be amortized on the straight-line basis over 3 years.

The following unaudited pro forma information presents a summary of results of operations of the Company and Dibbs as if the acquisition occurred at the beginning of the fiscal year for each of the periods presented:

                                       Nine Months Ended (Unaudited)
                                       -----------------------------
                                    September 30,              December 31,
                                        1999                        1998
                                    ------------               ------------

Total revenues                       $  233,025                  $ 223,284
Net Loss                             $ (967,614)                 $(532,465)
Basic earnings per share             $     (.22)                 $    (.16)

In management's opinion, the unaudited pro forma information is not necessarily indicative of actual results that would have occurred had the acquisition been consummated at the beginning of the fiscal periods or of future operations of the combined activities.
                                   - F-22-

                        INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Advanced Wireless Systems, Inc.


We have audited the accompanying balance sheets of Dibbs Internet Services, Inc. (the acquired business) as of December 31, 1998 and 1997, and for the six months ended June 30, 1999, and the related statements of operations, stockholder's equity and cash flows for the years and six months then ended, acquired by Advanced Wireless Systems, Inc. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared as described in Note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings.
                               - D-1 -

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the acquired business described in Note 1 as of December 31, 1998 and 1997, and June 30, 1999 and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.

                                            BROWN ARMSTRONG RANDALL
                                            REYES PAULDEN & McCOWN
                                            ACCOUNTANCY CORPORATION

Bakersfield, California
January 25, 2000
                                  - D-2 -

                        DIBBS INTERNET SERVICES, INC.
                                BALANCE SHEETS
                         DECEMBER 31, 1998 AND 1997
                              AND JUNE 30, 1999


                                   June 30,    December 31,   December 31,
                                    1999          1998           1997
                                  ---------    -----------    -----------
ASSETS

Current Assets
  Cash                            $    -       $     896      $    3,648
                                  ---------    -----------    -----------
Fixed Assets
  Property and equipment            122,629       122,629        105,201
  Accumulated depreciation          (52,154)      (41,202)       (21,152)
                                  ---------    -----------    -----------

    Total Fixed Assets               70,475        81,427         84,049
                                  ---------    -----------    -----------

    TOTAL ASSETS                  $  70,475    $   82,323     $   87,697
                                  ---------    -----------    -----------
                                  ---------    -----------    -----------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Bank overdraft                  $     282    $     -        $     -
  Operating advance - related party   2,301        11,964         22,528
                                  ---------    -----------    -----------
    Total Current Liabilities         2,583        11,964         22,528
                                  ---------    -----------    -----------
Stockholder's Equity
  Common stock                        1,000         1,000          1,000
  Retained earnings                  66,892        69,359         64,169
                                  ---------    -----------    -----------
    Total Stockholder's Equity       67,892        70,359         65,169
                                  ---------    -----------    -----------
    TOTAL LIABILITIES AND
      STOCKHOLDER'S EQUITY       $   70,475    $   82,323     $   87,697
                                  ---------    -----------    -----------
                                  ---------    -----------    -----------
  The accompanying notes are an integral part of these financial statements.
                                      - D-3 -

                           DIBBS INTERNET SERVICES, INC.
                             STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                     AND FOR THE SIX MONTHS ENDED JUNE 30, 1999

                           Six Months
                            Ended           Year Ended      Year Ended
                           June 30,         December 31,    December 31,
                            1999               1998            1997
                           -----------      ------------    ------------

Internet Revenues         $   98,580        $   183,164    $     139,943
                           -----------      ------------    ------------

Costs and Expenses
  Phone lines                 35,792             65,486           41,507
  Port charges                14,566             29,155           26,273
  Technical support and labor  5,902              9,718            2,931
  Depreciation                10,952             20,050           15,433
  General and administrative   6,498             12,630            6,568
                           -----------      ------------    ------------
    Total Costs and Expenses  73,710            137,039           92,712
                           -----------      ------------    ------------
Net Income from Operations    24,870             46,125           47,231

Other Expense
  Interest expense               337              1,436            2,663
                           -----------      ------------    ------------
Net Income                 $  24,533      $      44,689      $    44,568
                           -----------      ------------    ------------
                           -----------      ------------    ------------

Basic Earnings per Share   $   24.53      $       44.70      $     44.57
                           -----------      ------------    ------------
                           -----------      ------------    ------------

Weighted Average Shares
 Outstanding                   1,000              1,000            1,000
                           -----------      ------------    ------------
                           -----------      ------------    ------------
  The accompanying notes are an integral part of these financial statements.
                                      - D-4 -

                           DIBBS INTERNET SERVICES, INC.
                   STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                     AND FOR THE SIX MONTHS ENDED JUNE 30, 1999


                             Common Stock           Retained
                        Shares      Par Value       Earnings         Total
                        -------      ---------      --------        -------
Balance at
 January 1, 1997         1,000    $    1,000      $  32,201     $   33,201

  Distributions           -             -           (12,600)       (12,600)
  Net income              -             -            44,568         44,568
                        -------      ---------      --------        -------
Balance at
 December 31, 1997       1,000         1,000         64,169         65,169

  Distributions           -             -           (39,500)       (39,500)
  Net income              -             -            44,690         44,690
                        -------      ---------      --------        -------

Balance at
 December 31, 1998       1,000         1,000         69,359         70,359

  Distributions           -             -           (27,000)       (27,000)
  Net income              -             -            24,533         24,533
                        -------      ---------      --------        -------

Balance at
 December 31, 1999       1,000    $    1,000    $    66,892     $   67,892
                        -------      ---------      --------        -------
                        -------      ---------      --------        -------
  The accompanying notes are an integral part of these financial statements.
                                    - D-5 -

                       DIBBS INTERNET SERVICES, INC.
                        STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                AND FOR THE SIX MONTHS ENDED JUNE 30, 1999





                                   Six Months
                                     Ended      Year Ended      Year Ended
                                    June 30,    December 31,    December 31,
                                   1999          1998            1997
                                  ------------  ------------    -----------

CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net income                       $   24,533    $    44,690    $    44,568
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation                       10,952         20,050         15,433
                                    ----------    -----------    -----------

Net Cash Provided by Operating
  Activities                           35,485         64,740         60,001
                                    ----------    -----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment      -         (17,428)       (65,317)
                                    ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from related party loan         -              -          55,515
  Repayments of related party loan     (9,663)       (10,564)       (38,987)
  Cash distributions                  (27,000)       (39,500)       (12,600)
                                    ----------      ---------      ---------

Net Cash Provided (Used) by
  Financing Activities                (36,663)       (50,064)         3,928
                                    ----------      ---------      ---------

Net Decrease in Cash                  ( 1,178)        (2,752)        (1,388)

Cash, beginning of period                 896          3,648          5,036
                                    ----------      ---------      ---------

Cash, end of period                 $    (282)      $    896       $  3,648
                                   -----------      ---------      ---------
                              -----------      ---------      ---------

The accompanying notes are an integral part of these financial statements.

                       DIBBS INTERNET SERVICES, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997
                             AND JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dibbs Internet Services, Inc. (Dibbs), an Alabama S-corporation, is an Internet service provider in Mobile, Alabama. Dibbs was originally incorporated on April 19, 1994 under the name Diane Summers' Online Services, Inc. but subsequently changed its name to its current title on May 23, 1996.

On August 25, 1999, Advanced Wireless Systems, Inc. (the Company) purchased substantially all of the assets of Dibbs for a purchase price of $225,000. Dibbs provided Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access.
The Company acquired from Dibbs most of the assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs' sole shareholder and president, Diane Summers.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Revenue Recognition

Revenues from Internet services are recognized monthly upon billing.

Depreciation

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 5 to 7 years. Maintenance and repair costs are charged to expense as incurred; major renewals and betterments are capitalized.

Income Taxes

Dibbs' stockholder has elected S corporation status under the Internal Revenue Code, thereby consenting to include the income in her individual tax return. Accordingly, there is no provision for income taxes in these financial statements.

NOTE 2 - OPERATING ADVANCE - RELATED PARTY

The spouse of the sole shareholder of Dibbs advanced funds to the company to cover operating requirements. The initial advance totaled $55,515 and is considered due on demand. No written agreement exists between the related party and Dibbs concerning the timing and extent of repayment. Dibbs has repaid portions of the advance as funds are available. Interest has been repaid at the rate of 8% on the outstanding balance, compounded monthly.

                  ADVANCED WIRELESS SYSTEMS, INC.
                     PRO FORMA BALANCE SHEET
                           (UNAUDITED)
                       AS OF JUNE 30, 1999

                                 Historical                 Pro Forma
                        --------------------------   -----------------------
                        Advanced        Dibbs
                        Wireless       Internet
                       Systems, Inc. Services, Inc.  Adjustments Consolidated
                       ------------- --------------  ----------- ------------
ASSETS

Current assets
 Cash and cash
  equivalents          $    374,598  $          -    $(225,000)(a) $  149,598
Accounts receivable,
  net                         2,608             -            -          2,608
Inventory                    45,964             -            -         45,964
Employee Advances               375             -            -            375
Prepaid expenses             24,600             -            -         24,600
                        -----------  -------------  -------------  -----------
Total current assets        448,145             -     (225,000)       223,145
                        -----------  -------------  -------------  -----------
Fixed Assets, net of
  depreciation               98,098        70,475      (55,980)(d)    112,593
                        -----------  -------------  -------------  ----------
Other assets
Deposits                        300             -             -           300
License Acquisition
Costs, net                  161,703             -             -       161,703
Organization costs, net       5,094             -             -         5,094
Goodwill                         -              -      208,005(b)     208,005
Other intangible                 -              -        2,500(b)       2,500
                        -----------  -------------  -------------  ----------
Total Other Assets          167,097             -      210,505        377,602
                        ----------   ------------   ------------   ----------
TOTAL ASSETS           $   713,340   $     70,475   $  (70,475)       713,340
                       ------------ --------------  -------------  -----------
                       ------------ --------------  -------------  -----------

          (See Notes to Pro Forma Financial Statements)

                       ADVANCED WIRELESS SYSTEMS, INC.
                           PRO FORMA BALANCE SHEET
                               (UNAUDITED)
                            AS OF JUNE 30, 1999

                              Historical                    Pro Forma
                       -------------------------    -------------------------
                        Advanced         Dibbs
                        Wireless        Internet
                       Systems, Inc,  Services,Inc. Adjustments  Consolidated
                       -------------  ------------- -----------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Bank overdraft        $          -   $        282  $   (282)(c)   $    -
 Operating advance
    - related party               -          2,301    (2,301)(c)        -
  Debtor certificates         6,000              -         -           6,000
  Notes payable, related
   parties                  250,000              -         -         250,000
  Accrued payroll taxes       6,629              -         -           6,629
  Accrued interest payable   50,097              -         -          50,097
                       -------------  ------------  -----------  ------------
Total Liabilities           312,726          2,583    (2,583)        312,726
                       -------------  ------------  -----------  ------------
Stockholders' Equity:
 Common stock, $.01 par
 value, 50,000,000 shares
 authorized; 4,559,263
 shares issued and
 outstanding                 45,593          1,000     1,000(b)       45,593
Additional paid in
 capital                  1,839,173              -         -       1,839,173
Accumulated earnings
 (deficit)               (1,484,152)        66,892   (66,892)(b)  (1,484,152)
                       -------------  ------------  -----------  ------------
Total Stockholders'
 equity                     400,614         67,892   (67,892)        400,614
                       -------------  ------------  -----------  ------------
Total Liabilities and
Stockholders' Equity    $   713,340    $    70,475  $(70,475)    $   713,340
                       -------------  ------------  -----------  ------------
                       -------------  ------------  -----------  ------------
              (See Notes to Pro Forma Financial Statements)

                     ADVANCED WIRELESS SYSTEMS, INC.
                    PRO FORMA STATEMENT OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999
                             (UNAUDITED)

                           Historical
                   --------------------------
                    For the Six Months Ended
                          June 30, 1999                  Pro Forma
                   --------------------------    ----------------------------
                     Advanced        Dibbs
                     Wireless       Internet
                   Systems, Inc, Services, Inc.   Adjustments   Consolidated
                   ------------- --------------  ------------- --------------
Revenues
Service and other  $    42,490   $     98,580     $        -    $    141,070
                   ------------- --------------  ------------- --------------
Costs and Expenses
 Operating              64,353         56,260             -          120,613
 General and
  administrative       325,424          6,498           9,600 (h)    331,922
                                                       35,293 (e)
Depreciation and
 amortization          109,287         10,952         (9,502)(f)     146,030
Provision for
 impairment of license
  acquisition costs    303,797             -              -          303,797
                   ------------- -------------   ------------- --------------
Total Costs and
 Expenses              802,861         73,710         35,391        911,962
                   ------------- -------------   ------------- --------------

Income (Loss) from
 Operations           (760,371)        24,870        (35,391)      (770,892)
                   ------------- -------------   ------------- --------------
Other Expense
Interest Expense        11,250            337           (337)(g)      11,250
                   ------------- -------------   ------------- --------------
Net Income (Loss)  $  (771,621)  $     24,533     $  (35,054)   $   (782,142)
                   ------------- -------------   ------------- --------------
                   ------------- -------------   ------------- --------------
Basic Loss per
 Share             $      (.19)                                 $       (.19)
                   -------------                               --------------
                   -------------                               --------------
Weighted Average
Number of Common
Shares Outstanding   4,122,926                                     4,122,926
                   -------------                               --------------
                   -------------                               --------------

              (See Notes to Pro Forma Financial Statements)

                     ADVANCED WIRELESS SYSTEMS, INC.
                   PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1998
                             (UNAUDITED)

                             Historical
                   ----------------------------
                        For the Year Ended
                        December 31, 1998                  Pro Forma
                   ----------------------------   ---------------------------
                    Advanced        Dibbs
                     Wireless      Internet
                   Systems, Inc, Services, Inc.    Adjustments   Consolidated
                  -------------- --------------   ------------- -------------
Revenues
Service and other $    106,602   $    183,164     $        -     $   289,766
                  -------------- --------------   ------------- -------------
Costs and Expenses
Operating              159,840        104,359              -        264,199
General and
 administrative        359,921         12,630           9,600(h)    382,151
                                                       70,586(e)
Depreciation and
 amortization          281,155         20,050         (17,150)(f)   354,641
                  -------------- --------------   ------------- -------------
Total Costs
and Expenses           800,916        137,039           63,036    1,000,990
                  -------------- --------------   ------------- -------------
Income (Loss)
from Operations       (694,314)        46,125          (63,036)     (711,224)
                  -------------- --------------   ------------- -------------

Other Income (Expense)
Interest income          2,230             -               -          2,230
Interest Expense       (20,447)        (1,436)          1,436(g)    (20,447)
                  -------------- --------------   -------------- ------------
Total Other Income
 (Loss)                (18,217)        (1,436)          1,436       (18,217)
                  -------------- --------------   -------------- ------------
Net Income (Loss)  $  (712,531)   $    44,689      $  (61,600)   $ (729,441)
                  -------------- --------------   -------------- ------------
                  -------------- --------------   -------------- ------------

Basic Loss per
 Share             $      (.21)                                  $     (.22)
                  --------------                                 ------------
                  --------------                                 ------------
Weighted Average
Number of Common
Shares Outstanding   3,359,207                                    3,359,207
                  --------------                                 ------------
                  --------------                                 ------------

               (See Notes to Pro Forma Financial Statements)

                       NOTES TO UNAUDITED PRO FORMA
                           FINANCIAL STATEMENTS
                   FOR THE YEAR ENDED DECEMBER 31, 1998
                AND FOR THE SIX MONTHS ENDED JUNE 30, 1999


NOTE 1 - BASIS OF PRESENTATION

On August 25 ,1999, Advanced Wireless Systems, Inc. (the Company) purchased substantially all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provided Internet services to approxi-mately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. The Company will continue offering Dibbs customers the telephonic Internet service that they have now, and will also offer them the opportunity to convert to use of high speed wireless Internet service.

The Company acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs' sole shareholder and president, Diane Summers. The Company did not assume any liabilities of Dibbs in the transaction.

The assets purchased include the equipment necessary to service the Dibbs subscribers, including three computers, two network hubs, a Cisco 2500 router, software, a backup power supply and other network accessories.
Dibbs services 730 subscribers, who use 56k, 64k or 128k ISDN telephone services and e-mail dial-up services. The Dibbs basic service begins at $19.95 per month. The subscriber base includes 58 domains and 47 commercial websites.

The asset purchase agreement includes a two year non-competition clause in which Dibbs and Ms. Summers agree not to compete with our Company in pro-viding Internet services within a 75 mile radius of Mobile for two years. Ms. Summers also agreed to provide consulting services to the Company, to help it take over and operate the Dibbs business, for up to 60 days after the purchase, for $1,200 per week.

The pro forma balance sheet at June 30, 1999, has been prepared assuming that the business acquisition was consummated on June 30, 1999. The pro forma statements of operations for the year and six months ended December 31, 1998, and June 30, 1999, respectively, have been prepared assuming that the Business Acquisition was consummated on January 1, 1998, and January 1, 1999, respectively.

The preparation of the pro forma financial statements is based on certain adjustments to the historical financial statements of the Company and Dibbs and are not necessarily indicative of the financial position or results of operations had the above-described business acquisition occurred on the assumed date. These pro forma financial statements should be read in conjunction with the financial statements of the acquired business and of the Company contained in this registration statement.

NOTE 2 - PRO FORMA ADJUSTMENTS

Pro forma entries necessary to adjust the historical financial statements are as follows:

(a) Reflects cash paid to sole shareholder of Dibbs Internet Services, Inc., for the acquisition purchase price.

(b) Goodwill related to the Dibbs Internet Services, Inc., acquisition has been determined as follows:

Purchase price                                           $ 225,000
Less stockholder's equity                                  (67,892)
Adjustment to record value of non-compete agreement
 with Diane Summers and Dibbs                               (2,500)
Elimination of liabilities not assumed by the
  Company (see Note (c))                                    (2,583)
Adjustment of fixed assets to fair value
   (see Note (d))                                           55,980
                                                         ----------

Total                                                    $ 208,005
                                                         ==========

(c) Reflects the elimination of liabilities not assumed in connection with the acquisition of Dibbs Internet Services, Inc.:

Bank overdraft                                                 282
Operating advance - related party                            2,301
                                                         ----------
Total                                                    $ (2,583)
                                                         ==========

(d) The $55,980 adjustment for fixed assets represents the difference between the carrying amount of the acquired fixed assets and the estimated fair value of those assets at the date of acquisition.
                                   - P-6 -

(e) The acquisition of Dibbs Internet Services, Inc., has been accounted for using the purchase method of accounting. The purchase price has been allocated to the tangible and intangible assets acquired based upon their fair values at the time the acquisition was consummated.

    The following summarizes the additional amortization expense to be incurred in connection with the Dibbs acquisition:

                                              Six Months      Year Ended
                                 Estimated      Ended June 30,   December 31,
                                Useful Life          1999            1998
                                -----------      ------------    -----------

Goodwill            $208,005      3 years        $   34,668       $  69,336
Non-compete
  agreement            2,500      2 years               625           1,250
                    --------                     -----------      ----------
                    $210,505                         35,293          70,586
                    ========
Less historical recorded
 predecessor amounts                                   -               -
                                                 -----------      ----------
Adjustment                                       $   35,293       $  70,586
                                                 ===========      ==========

(f) Reflects additional depreciation expense in connection with the Dibbs acquisition:

                                                  Six Months      Year Ended
                                 Estimated       Ended June 30,  December 31,
                                Useful Life           1999           1998
                                -----------      -----------      ----------
Recorded fair
value of property
and equipment acquired $ 14,495   5 years        $    1,450       $   2,900
                       ========
Less historical recorded
  amounts                                            10,952          20,050
                                                ------------      ----------
Adjustment                                       $   (9,502)      $ (17,150)
                                                ============      ==========

(g) Reflects the decrease of Dibbs related party interest expense which would not have been incurred had the Company purchased Dibbs at the beginning of the period.
                                   - P-7 -

(h) Reflects the increase of consulting expense attributed to the agreement with Diane Summers for 60 days' consulting at $1,200 per week, which would have been incurred had the Company purchased Dibbs at the beginning of the period.
                               - P-8 -